02 JUN 24 AM 11:34

TRANSMISSÃO PAULISTA

Data São Paulo, June 17, 2002 Ref. CTEEP CT/F/01681/2002

Mr. Frank Zarb and Ms. Mariana Prieto
Office of International Corporate Finance
U.S. Securities and Exchange Commission
450 Fifth Street, N.W
Room 3099
Mail Stop 3-9
Washington, D.C. 20549

02042134

Re: Companhia de Transmissão de Energia Elétrica Paulista
No. CUSIP no. 20441Q107 (Common)
SEC F-6 File No. : 333-10808
Nº CUSIP no. 20441Q206 (Preferred)
SEC F-6 File No.: 333-10806
Exemption # **82-04980**

SUPPL

PROCESSED
JUL 01 2002
THOMSON FINANCIAL

Gentleman/Madam:

We are enclosing a copy of Companhia de Transmissão de Energia Elétrica Paulista's Call Notice to the Shareholders, regarding the payment of interest on own capital and additional dividends to be credited on 06/25/2002, published on this date, for your archives. We submit this information to you in order to maintain the exemption, pursuant to rule 12g3-2 (b), under the Securities Exchange Act of 1934.

Sincerely Yours,

Manoel Carlos V. Coronado
Assistan to the Financial Directorate and
Relations with Investors

Enclosure: as above mentioned

Copy to: Glorinete Laurentino
The Bank of New York

Rua Bela Cintra, 847
Fone PABX: (0XX11) 3138 -7000
01415-000 – São Paulo - SP

TRANSMISSÃO
PAULISTA

Companhia de Transmissão de Energia Elétrica Paulista
Open Capital Corporation - CNPJ 02.998.611/0001-04

Notice to the Shareholders
Payment of Interest on Own Capital and Additional Dividends

We inform the Shareholders that, as from 06/25/2002, we will be making the payment of Interest on Own Capital, as provided for in Law No. 9.249/95, related to the fiscal year of 2001. The amount of such interest was approved by the Board of Directors in the Meeting held on 12/03/2001 and its payment deliberated by the Ordinary and Extraordinary General Shareholders' Meetings held on 04/26/2002, whose interest were deducted from the amount of dividends to be paid as provided for by legislation and by the Company's Bylaws, according to § 2 of article 32. The referred to interest, at the rate of R$ 0.0814375 per lot of one thousand shares, will be paid through credit, as shown below.

TAXATION

The payment will be made with a 15% income tax deduction, under the law, except for the legal entities that corroborated immunity condition or tax exemption over the period established by this Company, according to the terms of the Call Notice to the Shareholders of 12/04/2001, published in the newspapers Gazeta Mercantil and Diário Oficial do Estado de São Paulo. The receipt of the gross value to the already exempt shareholders is assured according to the law.

ADDITIONAL DIVIDENDS

We also inform that the Ordinary and Extraordinary General Shareholders' Meetings held on 04/26/2002 deliberated on the payment of additional dividends, at the rate of R$ 0.2191338 per lot of one thousand shares to be credited on 06/25/2002 exempt from taxation, as shown below.

CREDIT OF INTEREST AND ADDITIONAL DIVIDENDS

The shareholders will receive the credit according to the record supplied to Banco Itaú S/A, depositary institution of the shares of this Company, as from the date of beginning of payment of this right. The shareholders whose register is not updated and does not have the number of CPF/CNPJ, or banking credit option, will have their revenue credited within 3 (three) working days after their register updating in the electronic files of the referred to bank. In this case the updating may be made in the below mentioned branches or through correspondence addressed to the *Superintendência de Serviços de Ações e Debêntures* (Shares and Debentures Services Superintendence), at Rua Boa Vista, 176, 4º andar - Corpo 5 - CEP 01014-000 - São Paulo - SP. The shareholders that use fiduciary custody will have the credit of the revenue made according to record supplied to the Stock Exchanges.
There will be no monetary adjustment of the values to be paid.
Clarifications may be supplied by Banco Itaú, telephone (0XX11) 3247-5731, or by this Company, telephone (0XX11) 3138-7294.

Branches of Banco Itaú S/A

São Paulo (SP) - Rua XV de Novembro, 318 - térreo, fone: 0XX11-3247-5731, 3247-5308, 3247-4769
Rio de Janeiro (RJ) - Rua 7 de Setembro, 99 - subsolo, fone: 0XX21-2202-2592/3
Belo Horizonte (MG) - Av. João Pinheiro, 195 - térreo, fone: 0XX31-3249-3524/34
Brasília (DF) - SC Sul Quadra 3 - Ed. Dona Angela - sobreloja, fone: 0XX61-225-3312
Curitiba (PR) - Rua João Negrão, 65, fone: 0XX41-320-4128/9
Porto Alegre (RS) - Rua 7 de Setembro, 746 - sobreloja, fone: 0XX51-3210-9150/1
Salvador (BA) - Av. Estados Unidos, 50 - 2º andar, fone: 0XX71-319-8067/10

São Paulo, June 14, 2002

Sandra Piccardi
Chief Financial Officer and Investors Relation Director